

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2022

Morris S. Young
Chief Executive Officer
AXT, Inc.
4281 Technology Drive
Freemont, California 94538

> **Re: AXT, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-3**
> **Filed February 4, 2022**
> **File No. 333-258196**

Dear Mr. Young:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2022 letter.

Form S-3/A filed February 4, 2022

General

1. Many of our comments are seeking disclosure regarding AXT and its subsidiaries. In some instances you have only provided disclosure for AXT. Please clearly disclose how you will refer to the holding company, and subsidiaries when providing the disclosure throughout the prospectus so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary. Please revise your disclosure accordingly.

2. Please ensure that the information in your prospectus is updated. For example, please update your organization chart, on page 7, to reflect the structure as of the most reasonable

practicable date.

3.   Please revise to update your disclosures regarding the Shanghai Stock Exchange and CSRC approval status.

4.   We note your repeated disclosure that you do not conduct your operations in China through the use of VIEs. Please equally highlight that all of your products are manufactured in the PRC by your PRC subsidiaries and PRC joint ventures.

Cover Page

5.   We note your disclosure that you are subject to a number of operational and legal risks associated with your corporate structure, please expand your disclosure to make clear whether these risks can significantly limit or completely hinder your ability to offer or continue to offer securities to investors.

6.   Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, discuss the Accelerating HFCAA Senate bill and note that if enacted it would reduce the number of non-inspection years from three years to two, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Further, update your cover page disclosure to reflect that the Commission adopted rules to implement the HFCAA.

7.   Please disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether any subsidiary has ever faced difficulties or limitations on its ability to transfer cash between subsidiaries, and whether you have cash management policies that dictate the amount of such funding.

8.   Please revise to address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to accept foreign investments.

9.   We note your disclosures regarding dividends paid during the nine months ended September 30, 2021 and 2020. State whether any transfers, dividends, or distributions have been made *to date* between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Please update your summary and risk factor disclosure as well.

Prospectus Summary, page 3

10.   Please explain how you determined that permissions and approvals were not necessary when you provide disclosure to that effect. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.

11. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

12. We note your disclosure that your substrate product group generated 79%, 81% and 79% of your consolidated revenue and your raw materials and other product group generated 21%, 19% and 21% for 2020, 2019 and 2018, respectively. Please update your disclosure for 2021.

13. We note your summary risk factor disclosure noting that the Chinese government may intervene or influence your operations at any time. Please expand your disclosure to discuss specific limitations or restrictions imposed by the PRC on you based on the industry that you operate in. By way of example, and not limitation, discuss whether there are limitations on moving technology in and out of the PRC and how it will affect your operations. In addition, expand your risk factor section as necessary.

14. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please ensure that you address the foregoing for each of your subsidiaries, including, but not limited to, Tongmei.

Risks Associated with Our Corporate Structure, page 5

15. We note your disclosures regarding how cash is transferred within your organization or to investors. Please include risk factor disclosure regarding how cash is transferred within your organization addressing any limitations or restrictions on how cash is transferred within your organization or to investors. Please provide summary risk factor disclosure about the impediments of transferring cash out of China or Hong Kong and that there can be no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer or distribute cash within your organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China or Hong Kong and adversely affect your business. Please update your risk factor section to include a more detailed discussion of these risks.

16.   Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also update your risk factor disclosure on page 9.

17.   Please address the risks associated with Tongmei's CSRC approval and the impact on your operations. Please include a more detailed risk factor in your risk factor section.

Risk Factor, page 9

18.   We note your response to prior comment 2, and reissue our comment in part. Please expand your risk factor disclosure to discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

19.   Please add sub-headings here and to your summary section.

The terms of the private equity raised in China as a first step toward an IPO, page 13

20.   We note your disclosure that any redemptions could have a material adverse effect on your business, financial condition and results of operations. Please revise to quantify the potential redemption payment amounts.

Although the audit report incorporated by reference in this prospectus, page 14

21.   Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

        Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-3754 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Manufacturing

cc: Andrew Hoffman